ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 July 2002

02042498

02 JUL -9 AM 12:07

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

7/12

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
5 July 2002 ASX Announcement & Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Friday 5 July 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING SUCCESS AT LAKE LONG WELL

Electric logging of the SL 328 #2ST well located on State Lease 328 at Lake Long, Lafourche Parish, South Louisiana, has confirmed all three pay zones identified on mud logs. Production casing has now been run in the well. The following pay intervals have been identified:

Zone	Measured Pay thickness	Probable Production
9500 Sand	6 feet	oil
H Sand	17 feet	gas/condensate
J Sand	15 feet	gas/condensate

True vertical thicknesses of each zone will be less than measured thickness due to well deviation. All three Sands produce elsewhere in the block and have excellent porosities.

The lowermost J Sand is to be immediately completed for production using Parker Drilling Barge Rig No 21 which is remaining on location. The other two zones will remain behind pipe for future production until the J Sand has been fully exploited.

The Operator has advised that the early completion of the well and existing infrastructure makes production into the sales grid possible within two weeks. The well is the first in a series of up to five wells planned by FAR in the gulf coast region during 2002.

This brings to four the number of successes FAR has enjoyed at Lake Long from four wells in which it has participated. The No. 6 and No. 7 wells, in which FAR holds a 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. FAR has an 11.25 percent working interest in the SL328 #2ST well. Other participants are all USA based entities.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au

Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au